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SECURIT [barcode] ISSION

02005468

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51642

SEC MAIL PROCESSING RECEIVED FEB 20 2002 WASH. D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue
(No. and Street)

King of Prussia	PA	19406-2816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda L. Peterman — 610-783-1800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KK

OATH OR AFFIRMATION

I, Brenda L. Peterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Growth Equities, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title



Notarial Seal
Diane Vandegrift, Notary Public
Montgomery County
Commission Expires Feb. 25, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Emerging Growth Equities, Ltd.

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. as of December 31, 2001, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Growth Equities, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 6, 2002

Sanville & Company
Certified Public Accountants

EMERGING GROWTH EQUITIES, LTD.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash and cash equivalents	$	470,359
Receivables:		
Clearing broker		217,975
Non-customers		83,521
Deposit with clearing broker		259,590
Securities owned: (Notes 2 and 10)		
Marketable, at market value		132,164
Not readily marketable, at estimated fair value		28,260
Furniture and equipment, net of accumulated depreciation of $61,288		38,320
Prepaid expenses, deposits and other assets		85,881
Total assets	$	1,316,070

LIABILITIES AND PARTNERS' CAPITAL		
Payable to clearing broker	$	2,245
Securities sold, not yet purchased, at market value (Notes 2 and 10)		35,214
Due to affiliates (Note 4)		72,166
Accounts payable and accrued expenses		297,600
Total liabilities		407,225
Commitments and contingent liabilities		
Partners' capital		908,845
Total liabilities and partners' capital	$	1,316,070

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.

Statement of Income

For the Year Ended December 31, 2001

REVENUE	
Commissions - exchange transactions	$ 347,752
Commissions - options	53,825
Commissions - other	410,891
Underwriting and corporate finance (Note 2)	1,397,556
Net inventory and investment gain (Note 2)	641,768
Revenue from sale of investment company shares	25,626
Other	206,271
Total revenue	3,083,689
EXPENSES	
Executive compensation	478,495
Clerical, administrative and registered representatives' compensation	2,006,458
Interest expense	7,025
Regulatory fees and expenses	44,712
Other expenses	2,120,826
Total expenses	4,657,516
Loss before income taxes	(1,573,827)
Provision for income taxes	-
Net loss	$ (1,573,827)

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2001

	General Partner	Limited Partner	Total
Operations:			
Net loss	$ (7,869)	$ (1,565,958)	$ (1,573,827)
Net loss	(7,869)	(1,565,958)	(1,573,827)
Capital transactions:			
Contributions of capital	5,000	995,000	1,000,000
Withdrawals of capital	-	-	-
	5,000	995,000	1,000,000
Net decrease	(2,869)	(570,958)	(573,827)
Partners' capital as of January 1, 2001	7,413	1,475,259	1,482,672
Partners' capital as of December 31, 2001	$ 4,544	$ 904,301	$ 908,845

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (1,573,827)
Adjustments to reconcile net loss to net cash expended in operating activities:	
Depreciation	26,409
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	101,440
Non-customers	(33,076)
Deposit with clearing broker	576
Securities owned	(97,419)
Other assets	3,714
Increase (decrease) in liabilities:	
Payable to clearing broker	1,085
Securities sold, not yet purchased	31,514
Due to affiliates	6,574
Accounts payable and accrued expenses	(162,483)
Net cash expended in operating activities	(1,695,493)
Cash flows from financing activities:	
Partners' capital contributions	1,000,000
Net cash provided by financing activities	1,000,000
Cash flows from investing activities:	
Purchase of property and equipment	(4,315)
Net cash expended in investing activities	(4,315)
Net decrease in cash	(699,808)
Cash and cash equivalents at beginning of year	1,170,167
Cash and cash equivalents at end of year	$ 470,359
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid (received)	$ (16,417)
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"). It is a Pennsylvania limited partnership which is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economics and market conditions including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage service, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities – Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Concentration of Credit Risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

Use of Estimates – The financial statements are prepared using the accrual basis of accounting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income Taxes – No provisions have been made for income taxes since the Company is a partnership and is not taxed at the entity level.

Allocation of income, loss and cash distributions – Allocation of net income, loss and cash distributions are allocated 99.5% to EGE Holdings, Ltd. and .5% to EGE Special Purpose Corporation, the general partner which is owned by EGE Holdings, Ltd.

3. OPERATING LEASES

The Company leases certain equipment under a non cancellable lease. Equipment lease expense for the year ended December 31, 2001 totalled $3,837.

Future minimum lease payments under operating leases are as follows:

Year	Equipment
2002	$ 3,670
2003	3,670
2004	3,670
2005	3,670
2006 and thereafter	5,505

4. TRANSACTIONS WITH AFFILIATES

EGE Holdings, Ltd. provides office space, equipment and office furnishings to the Company, for which the Company pays a management fee to EGE Holdings, Ltd. For the year ended December 31, 2001 the management fee was $747,780. At December 31, 2001 the Company owed EGE Holdings, Ltd. $61,685. The Company also has an affiliate, EGE Advisors, Ltd. ("RIA"), which is a registered investment advisor. The Company facilitates the payroll processing for RIA. At December 31, 2001 the Company owed RIA $10,481.

5. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with Bear Stearns Securities Corp. ("BSSC") (See Note 6). Under the agreement the Company maintains a clearing deposit of $250,000. The Company carries its equity inventory with BSSC. BSSC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to BSSC at Federal funds rate plus 1.25%, 3.25% at December 31, 2001. The Company also receives interest at Federal funds rate minus .5%, 1.5% at December 31, 2001 for any funds on deposit.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (K)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through BSSC.

7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and capital requirements of $643,025 and $250,000 (minimum), respectively. The Company's net capital ratio was .58 to 1.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2001, the Company held no derivative financial instruments used for hedging purposes.

9. PROFIT SHARING AND SAVINGS PLAN

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employees. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral component of the Plan, eligible employees may contribute any whole percentage of their compensation varying from 1% to 15%, up to a maximum of $10,500, the limitations of the Internal Revenue Code, and the Company may make discretionary matching contributions. The Company made no contribution to the Plan for the year ended December 31, 2001.

10. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

Securities owned consist of:	
Marketable securities:	
Common stocks	$ 102,327
Mutual fund	29,837
Non-marketable securities	
Common stocks	$ 28,260
Securities sold, not yet purchases, consist of:	
Marketable securities:	
Common stocks	$ 35,214

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total partners' capital	$	908,845
Deduct partners' capital not allowable for Net Capital:		-
Total partners' capital		908,845
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		38,320
Prepaid expenses and other assets		197,663
Total non-allowable assets		235,983
Net Capital before haircuts on securities positions		672,862
Trading and investment securities:		
Other securities		20,507
Other (money market)		9,330
Net Capital	$	643,025

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	372,541
Total aggregate indebtedness	$	372,541
Percentage of aggregate indebtedness to Net Capital		58%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $372,541)	$	24,836
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	250,000
Net Capital requirement	$	250,000
Excess Net Capital	$	393,025
Excess Net Capital at 1000%	$	605,771

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2001 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2001	$	640,250
Decrease in payable to affiliate		2,775
Net Capital per above	$	643,025

EMERGING GROWTH EQUITIES, LTD.
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Emerging Growth Equities, Ltd.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Emerging Growth Equities, Ltd. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 6, 2002

Sarotte & Company
Certified Public Accountants

EMERGING GROWTH EQUITIES, LTD.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2001

TABLE OF CONTENTS

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS 3

FINANCIAL STATEMENTS

Statement of Financial Condition 4

Statement of Income 5

Statement of Changes in Partners' Capital 6

Statement of Changes in Subordinated Borrowings 7

Statement of Cash Flows 8

Notes to Financial Statements 9-12

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13-14

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

Independent Auditor's Report on Internal Control 16-17